UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE JONES FINANCIAL COMPANIES, L.L.L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Limited Partner Interests

Class B Limited Partner Interests

(Title of Class of Securities)

N/A

N/A

(CUSIP Number of Class of Securities)

Keir Gumbs

The Jones Financial Companies, L.L.L.P.

12555 Manchester Road

Des Peres, Missouri 63131

(314) 515-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brent R. Trame

Thompson Coburn LLP

One US Bank Plaza

St. Louis, Missouri 63101

Telephone: (314) 552-6569

Facsimile: (314) 552-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by The Jones Financial Companies, L.L.L.P. (“JFC” or the “Partnership”). This Schedule TO relates to the exchange offer (the “Exchange Offer”) by JFC to exchange any and all issued outstanding units of Class A Limited Partner Interests (each unit of Class A Limited Partner Interest is referred to herein as a “Class A Interest,” and collectively, units of Class A Limited Partner Interests are referred to herein as “Class A Interests”) in JFC for Class B Limited Partner Interests (each unit of Class B Limited Partner Interest is referred to herein as a “Class B Interest,” and collectively, units of Class B Limited Partner Interests are referred to herein as “Class B Interests”) upon the terms and subject to the conditions set forth in (i) the Prospectus, dated September 8, 2026 (the “Prospectus”) forming part of the Registration Statement (as defined below), a copy of which is filed herewith as Exhibit (a)(4), and (ii) a Letter of Election and Transmittal (the “Letter of Transmittal”), a copy of which is filed herewith as Exhibits (a)(1)(A).

As used in this Schedule TO, the term “Eligible Class A Interests” refers to JFC’s outstanding Class A Interests, which may be tendered in the Exchange Offer, the term “Class A Limited Partner” refers to a holder of Eligible Class A Interests. A unit of Class A Interest and a unit of Class B Interest, collectively, are referred to herein as an “Interest,” and units of Class A Interests and units of Class B Interests, collectively, are referred to herein as “Interests.”

As a condition to participating in the Exchange Offer, each exchanging Class A Limited Partner will be required to execute and deliver the Letter of Transmittal, a subscription agreement (the “Subscription Agreement”) and a durable power of attorney (the “Power of Attorney” and, together with the Letter of Transmittal and the Subscription Agreement, the “Exchange Documents”). A copy of the form of Subscription Agreement is filed herewith as Exhibit (a)(1)(B), and a copy of the form of Power of Attorney is filed herewith as an exhibit to the Subscription Agreement.

To participate in the Exchange Offer, Class A Limited Partners must deliver executed copies of the Letter of Transmittal, Subscription Agreement and Power of Attorney, including any required attachments thereto, to the Partnership as more fully described in the Prospectus and the Letter of Transmittal. Such documentation must be submitted (i) to the address for the Partnership set forth in Item 2(a), (ii) via the online portal website provided by the Partnership for active associates participating in the Exchange Offer (the “Associate Website”), (iii) via the online portal website provided by the Partnership for retirees and associates on leave of absence participating in the Exchange Offer (the “Retiree/LOA Website” and together with the Associate Website, the “Websites”) or (iv) via other electronic means accepted in writing by the Partnership.

A copy of the portions of an online website provided to the holders of the outstanding units of Class A Interests related to the exchange terms for the Exchange Offer (the “Informational Website”) is filed herewith as Exhibit (a)(1)(C).

A copy of the portions of an online website provided to the holders of the outstanding units of Class A Interests related to the exchange terms for the Exchange Offer and the execution of the Exchange Documents using the Websites (the “Instructional Website”) is filed herewith as
Exhibit (a)(1)(D).

A transcript of the video provided to the holders of outstanding units of Class A Interests in connection with the Exchange Offer (the “Video”) is filed herewith as Exhibit (a)(5)(B).

A copy of the portions of an online website provided to the holders of outstanding units of Class A Interests related to certain historical information regarding the Class A Interests and other interests in the Partnership (the “Historical Website”) is filed herewith as Exhibit (a)(5)(C).

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the form of Letter of Transmittal, the form of Subscription Agreement (including the form of Power of Attorney which is an exhibit to the Subscription Agreement), a copy of the Informational Website, a copy of the Instructional Website, the transcript of the Video, and a copy of the Historical Website, copies of which are filed herewith as Exhibits (a)(4), (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(5)(B) and (a)(5)(C), respectively, is hereby expressly incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is The Jones Financial Companies, L.L.L.P. The principal executive offices of JFC are located at 12555 Manchester Road, Des Peres, Missouri 63131. Its principal telephone number is (314) 515-2000.

(b) Securities. Units of Eligible Class A Interests are the subject securities in the Exchange Offer. The information set forth in the section of the Prospectus entitled “Summary Description of the Class B Interests” is incorporated herein by reference.

(c) Trading Market and Price. There is no established public market for units of Eligible Class A Interests.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The filing person and subject company is JFC. Reference is made to the information set forth under the heading “Prospectus Summary—The Partnership” in the Prospectus, which is incorporated herein by reference. Penny Pennington (the “Managing Partner”) is Managing Partner and the Principal Executive Officer of JFC.

Pursuant to General Instruction C to Schedule TO, the following persons are serving on the Enterprise Leadership Team of JFC (the “ELT”):

Name	Position

Penny Pennington	Managing Partner

Andrew T. Miedler	Chief Financial Officer and Head of Digital, Data and Emerging Segments

Kenneth R. Cella, Jr.	Head of External Affairs

David B. Chubak	Head of Wealth Management & Field Management

Keir Gumbs	Chief Legal Officer

David A. Gunn	Head of U.S. and Canada Business Units

Tina M. Hrevus	Managing Partner’s Chief of Staff

Kristin M. Johnson	Chief Operating Officer

Hasan A. Malik	Chief Strategy Officer

Suzan L. McDaniel	Chief Human Resources Officer

Hema Widhani	Chief Experience, Brand and Marketing Officer

The Partnership is governed by governed by the Twenty-Third Amended and Restated Agreement of Registered Limited Liability Limited Partnership dated as of November 5, 2025 (as may be amended from time to time, the “Partnership Agreement”). Under the Partnership Agreement, the Managing Partner has the right, subject to the restrictions set forth below and otherwise described in the Partnership Agreement, to manage JFC’s business on behalf of the General Partners of the Partnership. The ELT also may exercise certain powers also granted to General Partners of the Partnership under the Partnership Agreement. The information set forth in the section of the Prospectus entitled “Partnership Governance” is incorporated herein by reference.

The business address for the Managing Partner and the members of the ELT is c/o The Jones Financial Companies, L.L.L.P., 12555 Manchester Road, Des Peres, Missouri 63131, and each person’s telephone number is (314) 515-2000.

Other than the Managing Partner and the members of the ELT, there is neither any person controlling JFC nor any executive officer or director of any corporation or other person ultimately in control of JFC.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus entitled “Prospectus Summary,” “The Exchange Offer,” “Summary Description of the Class B Interests” and “Material United States Tax Consequences” and the cover page of the Prospectus is incorporated herein by reference.

(b) Purchases. The Exchange Offer is open to all holders of outstanding units of Class A Interests who validly tender (and do not validly withdraw) their units of Class A Interests in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, member of the ELT or affiliate of JFC who is a holder of outstanding units of Eligible Class A Interests may participate in the Exchange Offer on the same terms and conditions as all other Class A Limited Partners. As of the date set forth in Item 8 of this Schedule TO, after making reasonable inquiry, officers, members of the ELT and affiliates of JFC hold 387 outstanding units of Eligible Class A Interests, individually or in a Trust.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Prospectus in the section entitled “Summary Description of the Class B Interests” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus entitled “Prospectus Summary” and “The Exchange Offer - Background of the Class A Interests and Reasons for the Exchange Offer” are incorporated herein by reference.

(b) Use of Securities Acquired. Units of Eligible Class A Interests acquired by JFC in the Exchange Offer will be canceled.

(c) Plans. The information set forth in the sections of the Prospectus entitled “Prospectus Summary,” “The Exchange Offer” and “Summary Description of the Class B Interests” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the sections of the Prospectus entitled “Prospectus Summary” and “The Exchange Offer” are incorporated herein by reference.

(b) Conditions.

None.

(d) Borrowed Funds.

None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

As of August 14, 2026, the members of the ELT (including the Managing Partner) hold the following number of Eligible Class A Interests:

Name	Number of Eligible Class A Interests

Penny Pennington	27

Andrew T. Miedler	40

Kenneth R. Cella, Jr.	115.6

David B. Chubak	0

Keir Gumbs	0

David A. Gunn	71

Tina M. Hrevus	128.4

Kristin M. Johnson	5

Hasan A. Malik	0

Suzan L. McDaniel	0

Hema Widhani	0

Each member of the ELT who holds Class A Interests holds Class A Interests that represent less than 1% of all outstanding Class A Interests of the Partnership.

Each member of the ELT who holds Class A Interests, other than David A. Gunn, holds their respective Eligible Class A Interests in a revocable trust formed by each such member of the ELT and of which such member of the ELT is the trustee (each, a “Trust”). Other than the Trusts of the members of the ELT, there are no associates of the members of the ELT who hold Eligible Class A Interests.

(b) Securities Transactions.

None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the sections of the Prospectus entitled “Prospectus Summary – Exchange Agent” and “The Exchange Offer - Fees and Expenses” are incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information. The consolidated financial statements of JFC as of December 31, 2025 and 2024, and for each of the years in the three-year period ended December 31, 2025 are incorporated herein by reference to Part II, Item 8 of JFC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

The consolidated financial statements of JFC as of and for the three-months ended March 27, 2026 and March 28, 2025 are incorporated herein by reference to Part I, Item 1 of JFC’s Quarterly Report on Form 10-Q for the quarter ended March 27, 2026.

The consolidated financial statements of JFC as of and for the three- and six-months ended June 26, 2026 and June 27, 2025 are incorporated herein by reference to Part I, Item 1 of JFC’s Quarterly Report on Form 10-Q for the quarter ended June 26, 2026.

This document incorporates by reference important business and financial information about JFC from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources. See the sections of the Prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” for more information.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The information set forth in the Prospectus in the section entitled “The Exchange Offer - Conditions of the Exchange Offer” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Other Material Information. The information set forth in the Prospectus, the Letter of Transmittal and the Subscription Agreement (including the form of Power of Attorney which is an exhibit to the Subscription Agreement) is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal.†

(a)(1)(B)	Form of Subscription Agreement (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(C)	Copy of the Informational Website †

(a)(1)(D)	Copy of the Instructional Website †

(a)(4)	Prospectus, dated September 8, 2026 (incorporated by reference to JFC’s Form 424(b)(3) filing (Registration No. 333-297716) filed with the SEC on September 8, 2026).

(a)(5)(A)	Video Transcript, dated August 12, 2026 (incorporated by reference to JFC’s Form 425 filed with the SEC on August 12, 2026).

(a)(5)(B)	Transcript of the Video.†

(a)(5)(C)	Copy of the Historical Website.†

(b)	Not applicable.

(d)	None.

(g)	None.

(h)	Tax Opinion of Eversheds Sutherland (US) LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).

107.1	Filing Fee Table.†

†	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

By:	/s/ Penny Pennington
	Name:	Penny Pennington
	Title:	Managing Partner

Dated: September 8, 2026